Exhibit H-1 (Designated as EX-99 for EDGAR purposes)



                   PROPOSED FORM OF PUBLIC NOTICE

      National Fuel Gas Company ("National"), a registered holding company, and its wholly-owned non-utility subsidiary, National Fuel Gas Supply Corporation ("Supply"), both located at 10 Lafayette Square, Buffalo, New York 14203, have filed an application-declaration under sections 6(a), 7, 9(a) and 10 of the Public Utility Holding Company Act and Rule 43 thereunder.

      National and Supply propose a transaction whereby Supply would acquire substantially all the assets of Cunningham Natural Gas Corporation ("Cunningham") in exchange for registered shares of National's common voting stock, $1 par value ("Shares"), in a manner intended to qualify the exchange for non-recognition of gain or loss under Section 368 of the Internal Revenue Code. The proposed transaction is set forth in an Asset Purchase and Reorganization Agreement between Supply and Cunningham ("Agreement"). Cunningham is engaged in the business of producing natural gas in Western New York State and Northern Pennsylvania. Cunningham also operates various oil wells in Northern Pennsylvania, which will not be acquired by Supply in the exchange.

      Under the Agreement, Supply will exchange Shares for (1) Cunningham's two natural gas wells, and related pipelines, equipment, vehicles, leases, sales agreements and other property used in the production of natural gas; (2) cash, cash equivalents and receivables, (3) approximately 640 acres of undeveloped timber property in Allegany County, New York; and (4) any marketable securities that remain in Cunningham's investments accounts at the time of the closing. The number of Shares exchanged will be less than 0.2% of the number of issued and outstanding shares of National's common stock.

      In order to effectuate the exchange, National will issue an equal number of Shares to Supply. Supply, in turn, will pay National the issue date market value of the Shares. Supply will then exchange the Shares for Cunningham's assets.